EXHIBIT 12.1

ChevronTexaco Corporation — Total Enterprise Basis

Computation of Ratio of Earnings to Fixed Charges
(Dollars in millions)

	Year Ended December 31,

	2002	2001	2000	1999	1998

Net Income Before Extraordinary Item	$1,132	$3,931	$7,727	$3,247	$1,917
Income Tax Expense	3,024	4,360	6,322	2,565	919
Distributions Greater (Less) Than Equity in Earnings of Affiliates	374	(489)	(26)	(288)	49
Minority Interest	57	121	111	71	62
Previously Capitalized Interest Charged to Earnings During Period	70	67	71	74	57
Interest and Debt Expense	565	833	1,110	1,132	1,057
Interest Portion of Rentals*	407	357	340	249	255

Earnings Before Provision for Taxes And Fixed Charges	$5,629	$9,180	$15,655	$7,050	$4,316

Interest and Debt Expense	$565	$833	$1,110	$1,132	$1,057
Interest Portion of Rentals*	407	357	340	249	255
Preferred Stock Dividends of Subsidiaries	5	48	50	55	33
Capitalized Interest	67	122	108	38	63

Total Fixed Charges	$1,044	$1,360	$1,608	$1,474	$1,408

Ratio Of Earnings To Fixed Charges	5.39	6.75	9.74	4.78	3.07

*	Calculated as one-third of rentals. Considered a reasonable approximation of interest factor.

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